Darren K. DeStefano T: +1 703 456 8034 ddestefano@cooley.com	VIA EDGAR AND COURIER

March 3, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Amanda Ravitz
Mr. Daniel Morris
Mr. Tom Jones
Mr. David Burton
Ms. Kate Tillan

RE:                           Senseonics Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333-208984

Ladies and Gentlemen:

On behalf of our client Senseonics Holdings, Inc. (the “Company”), please find below supplemental information to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-208984) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On December 4, 2015, the Company, Senseonics, Incorporated and SMSI Merger Sub, Inc. entered into a merger agreement (the “Merger Agreement”), pursuant to which the Company

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ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

acquired Senseonics, Incorporated (the “Merger”). Pursuant to the terms of the Merger Agreement, (i) all issued and outstanding shares of Senseonics, Incorporated preferred stock were converted into shares of Senseonics, Incorporated common stock and (ii) following this conversion of preferred stock into common stock, each outstanding share of Senseonics, Incorporated common stock was exchanged for 2.0975 shares of the Company’s common stock (the “Exchange Ratio”). For the Staff’s convenience, the share and per-share numbers in this letter are presented on a post-Merger basis, giving effect to the exchange of shares based on the Exchange Ratio and without giving effect to any stock split that may be completed prior to the completion of the Company’s proposed public offering (the “Offering”).

The Company advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Price Range”) for its Offering.

The Price Range was determined based, in part, upon current market conditions, the Company’s financial condition and prospects and discussions with Leerink Partners LLC and Canaccord Genuity Inc., the lead underwriters for the Offering (the “Representatives”). The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful Offering with no weighting attributed to any other outcome for the Company’s business, such as being sold in an acquisition transaction or a liquidation of its assets in a dissolution scenario.

The Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show.  However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent issuers, the Price Range of the common stock may change. The Company confirms to the Staff that the price range included in the amendment to the Registration Statement will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.  The parameters of the price range will be subject to then-current market conditions, continuing discussions with the Representatives and any business developments impacting the Company.

The most recent contemporaneous valuation of the Company’s common stock was equal to $1.95 per share as of June 30, 2015 (the “Valuation”). The Valuation was prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For the reasons set forth below, the Company respectfully submits to the Staff that the increase in value between the Valuation and the estimated Price Range is reasonable.  As a result, the

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HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Company does not propose to increase the amount of its previously recorded stock-based compensation expense.

Specifically, the Company notes that the per share value of $1.95 in the Valuation was based on a [***]% probability of an Offering with the expected timing for the Offering of six months from June 30, 2015.  In contrast, the Price Range reflects an outcome that necessarily assumes that the Offering has occurred and a public market for the Company’s common stock has been created.  As a result, unlike the Valuation, the Price Range excludes any discount for the Company’s common stock and takes into account that the Offering would provide significant cash proceeds to the Company to help fuel its growth and substantially strengthen its balance sheet.  As an illustration of these factors, the Company submits to the Staff that had the Company assumed a 100% probability of an Offering for the Valuation, the value would have been $[***] per share for an offering as of December 31, 2015 (before giving effect to any discount for the lack of marketability or the time value of money).  After giving effect to an assumed additional quarter of time value, this would translate to a value of $[***] per liquid share as of March 31, 2016.

The Price Range represents a future price for shares of common stock that, if issued in the Offering, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the Valuation represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid and, even if an Offering were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the Offering.  In the Offering scenario of the Valuation, the Company applied a discount rate of [***]% per annum and a discount for lack of marketability of [***]%, each of which it believes are customary for similarly situated companies, to the $[***] per liquid share value as of December 31, 2015 to arrive at an estimated fair value per illiquid share of common stock as of June 30, 2015 of $[***] per share.

The Company also notes that, as described in the Registration Statement, the Company has progressed its plans for the development and commercialization of its first generation continuous glucose monitoring system, Eversense, since the June 30, 2015 valuation.  Specifically, since June 30, 2015, the Company applied for a CE mark for Eversense, initiated a single pivotal clinical trial in the United States evaluating the accuracy of Eversense and continued to receive positive data from the Company’s ongoing European clinical trial evaluating the accuracy of Eversense.

In addition, the discount in the Valuation, as compared to the Price Range, is supported by (i) the inherent uncertainty of completing a successful Offering, (ii) the possibility that the actual Offering price could be substantially lower than the Price Range and (iii) the 180-day lock-up agreement to which the shares underlying stock options will be subject following the Offering.

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HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

In summary, the Company respectfully submits that the deemed per-share fair values used as the basis for determining stock-based compensation in connection with its stock option grants, including those since June 30, 2015, are reasonable and appropriate for the reasons described herein and in the Registration Statement.  As a result, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of the estimated Price Range.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the Offering.  The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format.  Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190-5656.

*  *  *  *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:                     Timothy T. Goodnow, Senseonics Holdings, Inc.

R. Don Elsey, Senseonics Holdings, Inc.

Christian E. Plaza, Cooley LLP

Donald J. Murray, Covington & Burling, LLP

Brian K. Rosenzweig, Covington & Burling, LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83